UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

JD.com, Inc.
(Name of Issuer)
Class A Ordinary Shares, par value $0.00002 per share
(Title of Class of Securities)
47215P106**
(CUSIP Number)
    August 20, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	There is no CUSIP number assigned to Class A ordinary shares of the issuer. CUSIP number 47215P106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “JD.” Each ADS represents two Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47215P106
Schedule 13G

1.	NAME OF REPORTING PERSON Walmart Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 47215P106
Schedule 13G

1.	NAME OF REPORTING PERSON Newheight Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 47215P106
Schedule 13G

1.	NAME OF REPORTING PERSON Qomolangma Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Item 1.

(a)	Name of Issuer.

JD.com, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111
Item 2.

(a)	Names of Persons Filing.

This statement on Schedule 13G is being jointly filed by: (i) Walmart Inc. (“Walmart”), (ii) Newheight Holdings Ltd. (“Newheight”), and (iii) Qomolangma Holdings Ltd. (“Qomolangma”, and together with Walmart and Newheight, the “Reporting Persons”). Walmart wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly-owned subsidiaries. Newheight is a wholly-owned subsidiary of Qomolangma.

(b)	Address of Principal Business Offices, or, If none, Residence.

The address of the principal business office of Walmart is 702 S.W. 8th Street, Bentonville, Arkansas 72716. The address of the principal business office of Newheight is 46A, avenue J.F. Kennedy, L-1855 Luxembourg Grand-Duchy of Luxembourg R.C.S Luxembourg: B 283 159. The address of the principal business office of Qomolangma is 46A, avenue J.F. Kennedy, L-1855 Luxembourg Grand-Duchy of Luxembourg R.C.S Luxembourg: B 283 195.

(c)	Citizenship.

Walmart is a corporation organized under the laws of the State of Delaware. Newheight is a company organized under the laws of Luxembourg. Qomolangma is a company organized under the laws of Luxembourg.

(d)	Title of Class of Securities.

Class A Ordinary Shares, par value $0.00002 per share (“Class A Ordinary Shares”), of the issuer

(e)	CUSIP Number.

47215P106*
* There is no CUSIP number assigned to Class A Ordinary Shares. CUSIP number 47215P106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “JD.” Each ADS represents two Class A Ordinary Shares.

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:
Not applicable.

Item 4.	Ownership
The responses to questions 5 through 9 and 11 on the cover page(s) are incorporated by reference into this Item 4. The
Class A Ordinary Shares beneficially owned by each of Walmart and Qomolangma included the shares owned directly by
Qomolangma and Newheight.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

List of Exhibits
Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2024

WALMART INC.

By:	/s/ Gordon Y. Allison
Name: Gordon Y. Allison Title: Senior Vice President, Office of the Corporate Secretary, and Chief Counsel for Finance and Governance

NEWHEIGHT HOLDINGS LTD.

By:	/s/ Stephane Reul
Name: Stephane Reul Title: Director

QOMOLANGMA HOLDINGS LTD.

By:	/s/ Stephane Reul
Name: Stephane Reul Title: Director